UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   GIBSON, GILBERT CARL JR.
   4804 S. LAKE DR.
   NORMAN, OK USA 73072
2. Issuer Name and Ticker or Trading Symbol
   ZYMETX, INC. ZMTX
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   10/31/99
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   VP/CONTROLLER/TREAS/SECY
7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK, par value    | [1]  |    | |                  |   |           |17802              |D     |                           |
$.001                      |      |    | |                  |   |           |                   |      |                           |
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COMMON STOCK, par value    | [2]  |    | |                  |   |           |450                |I     |CUSTODIAN [3]              |
$.001                      |      |    | |                  |   |           |                   |      |                           |
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COMMON STOCK, par value    | [4]  |    | |                  |   |           |450                |I     |CUSTODIAN 2 [5]            |
$.001                      |      |    | |                  |   |           |                   |      |                           |
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COMMON STOCK, par value    | [6]  |    | |                  |   |           |150                |I     |SPOUSE                     |
$.001                      |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock       |2.25    |10/1/|A   | |22900      |   |10/1/|10/1/|COMMON      |22900  | [8]   |22900       |D  |            |
Options 10-99         |        |99   |    | |           |   |00 [7|09   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |]    |     |value $.001 |       |       |            |   |            |
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Incentive Stock       |2.25    |10/1/|A   | |3400       |   |10/1/|10/1/|COMMON      |3400   | [10]  |3400        |D  |            |
Options-10-99         |        |99   |    | |           |   |00 [9|09   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |]    |     |value $.001 |       |       |            |   |            |
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Incentive Stock       |4.94    | [11]|    | |           |   |8/18/|8/18/|COMMON      |7100   | [13]  |7100        |D  |            |
Options 8-98          |        |     |    | |           |   |99 [1|08   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |2]   |     |value $.001 |       |       |            |   |            |
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Incentive Stock       |2.00    | [14]|    | |           |   |6/5/9|6/5/0|COMMON      |20000  | [16]  |20000       |D  |            |
Options 6-97          |        |     |    | |           |   |8 [15|7    |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |]    |     |value $.001 |       |       |            |   |            |
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
Explanation of Responses:
1, 2, 4, 6, 11, 13, 14. No transactions for the period of this report.
3. Self as Custodian for Gilbert Gibson III Uniform Gifts to Minors Act
5. Self as Custodian for Gregory Carlton Gibson Uniform Gifts to Minors Act
7, 9. Vests at a rate of 50% on October 1, 2000,  and 50% on October 1, 2001.
8, 10, 16. Issued under the ZymeTx, Inc. Stock option Plan in consideration of Mr. Gibson's service as a key employee of the Issuer.
12. Vests at a rate of 25% per year on August 18, 1999, August 18, 2000, August 18, 2001, and August 18, 2002.
15. Vests at a rate of 25% per year on June 5, 1998, June 5, 1999, June 5, 2000, and June 5, 2001.

Gilbert Carl Gibson, Jr.
SIGNATURE OF REPORTING PERSON
/Signature/
Gilbert Carl Gibson, Jr.
DATE
11/9/99